Exhibit 4.1

TERM SHEET FOR PROPOSED RECAPITALIZATION OF
SYRATECH CORPORATION

November 11, 2004

This term sheet is not an offer with respect to any securities or solicitation of acceptances of a chapter 11 plan.  Such offer or solicitation will be made only in compliance with all applicable securities laws and/or provisions of the Bankruptcy Code.  This term sheet is being provided in furtherance of settlement discussions and is entitled to protection pursuant to Fed. R. Evid. 408 and any similar rule of evidence.

Company:	Syratech Corporation (“Syratech” or “The Company”)

Transaction Summary:

A recapitalization effected through a solicitation of all of the beneficial holders (the “Noteholders”) of Syratech’s 11% senior notes (the “Notes”) in connection with a prearranged plan of reorganization for the Company (the “Plan”) under chapter 11, whereby Noteholders shall receive (on the effective date of the Plan (the “Effective Date”) common stock (the “New Common Stock”) in the Reorganized Syratech (“Reorganized Syratech”) and new senior notes to be issued by Reorganized Syratech (the “New Senior Notes”) upon the terms and conditions specified herein.

Impaired Unsecured Creditors(1):	• 405,000 shares of New Common Stock • 100% of New Senior Notes

Existing Preferred &Common Stockholder’s Recovery:

Warrants for 5% of New Common Stock on a fully diluted basis:

•  warrant for 2.5% of New Common Stock exercisable when Company’s equity value, assuming conversion of the New Senior Notes, exceeds $140,000,000

•  warrant for 2.5% of New Common Stock exercisable when Company’s equity value, assuming conversion of the New Senior Notes, exceeds $155,000,000

•  Term of warrants: 5 years

New Senior Notes:	See Appendix A for material terms

(1)          Class to include Notes and rejection claims.

I. Pre Arranged Plan of Reorganization

Required Noteholder Approval:	As dictated by the plan solicitation provisions under chapter 11 of the US Bankruptcy Code, upon the approval of a majority in number and two-thirds in amount of those voting in the Noteholders Class.

Stockholder Approvals:	The Existing Preferred Stockholders and Existing Common Stockholders shall be solicited for votes accepting or rejecting the Plan.

DIP Financing:

DIP Financing Facility providing up to a $70,000,000 line of credit provided by either existing prepetition lenders, or such other lenders agreed upon by the Noteholders’ Committee and the Company, upon terms and conditions agreed upon by the Noteholders’ Committee and the Company.

Exit Financing:

Exit Financing Facility of up to $70,000,000 to be provided by the DIP Lender, or such other lenders agreed upon by the Noteholders’ Committee and the Company, upon terms and conditions agreed upon by the Noteholders’ Committee and the Company. Exit Financing Facility will include provisions to allow for a mezzanine or other working capital facility within the $70,000,000 amount, which mezzanine or other working capital facility the Company may enter into at any time during the term of the Exit Financing Facility. Terms and conditions of the Exit Facility shall be agreed upon by the Committee and the Company.

Notes, Existing Common Stock and Stock Options:	On the Effective Date, all Notes, Existing Preferred Stock, Existing Common Stock, stock options, warrants, or other rights exercisable into equity securities of the Company will be canceled.

Other Unsecured Claims:

Customer and vendor contracts and holders of other unsecured claims will be unimpaired under the Plan; provided, however, that the Company and the Noteholders’ Committee may agree to reject (or, with the consent of the other party, modify and assume) executory contracts or unexpired leases with entities other than customers or vendors.(1)

(1)                                  Rejection damage claims arising from rejected executory  contracts and unexpired leases shall be placed in the same class as the Noteholders; provided however, that as a condition precedent to the effectiveness of the Plan, the allowed rejection damage claims shall not be greater than $10,000,000.

II. Corporate Governance of the Company

Senior Management:	The composition of the senior management team of the Reorganized Company will be agreed upon by the Company and the Noteholders’ Committee.

Management Employment Contracts

To be acceptable to the Noteholders’ Committee and senior management. In particular, the employment contracts of Messrs. Meers, Hunt, and Kanter will be assumed, subject to such amendments that are acceptable to the Noteholders Committee and each of those executives.

Management Equity Plan

On the Effective Date, members of the senior management team shall be issued, in aggregate, 45,000 shares of New Common Stock. The participating members of senior management and the allocation among such individuals shall be agreed upon by the Company and the Noteholders Committee. Each individual stock grant shall vest as follows:

	a)	25% on the Effective Date,
b)

37.5% performance vesting

•      12.5% over $8 million EBITDA, 25% over $10 million of EBITDA, and all 37.5% over $12 million

•      vesting schedule is straight line between identified points (i.e., at $9 million EBITDA, 12.5% + 6.25% vests)

•      Clawback provision if financial targets are not met

	c)	37.5% time vesting (12.5% per on each subsequent one-year anniversary of the Effective Date).

Board of Directors

The Post-Effective Date Board of Directors shall be comprised of 5 members, of which (a) 4 members shall be selected by the Noteholders’ Committee, and (b) one member shall be the CEO. All directors to be identified no later than one week prior to confirmation hearing.

Shareholders’ Agreement

On or before the bankruptcy filing to implement the transactions contemplated by this term sheet, the Noteholders Committee shall evidence its agreement to a term sheet setting forth the material terms of a shareholders agreement.

Registration Rights

On or before the bankruptcy filing to implement the transactions contemplated by this term sheet, the Noteholders Committee shall evidence its agreement to a term sheet setting forth the material terms of a registration rights agreement.

III. Other Provisions

Other Terms:

The Plan will provide for other matters customary for pre-arranged plans of reorganization, including, but not limited to, classification and treatment of claims, releases of all claims against the Company’s officers, directors and advisors, and the affiliates successors and assigns of the foregoing; releases of all claims against the members of the Noteholders’ Committee and their advisors; restated charter and bylaws and other terms, in each case upon terms and conditions agreed upon by the Noteholders’ Committee and the Company.

Reporting Requirements	The Company shall de-register from the ‘34 Act, but prepare quarterly and annual reports generally in compliance with the ‘34 Act and make these available to stakeholders on a basis to be determined.

Fees and Expenses

Subject to Court approval to the extent required, all transaction fees and expenses, including fees and expenses owed pursuant to the Company’s engagement letters with Anderson, Kill & Olick, Houlihan Lokey Howard & Zukin, Peter J. Solomon Company, and Weil Gotshal & Manges will be paid by the Company according to the terms of retention agreements and in no event later than the Effective Date of the Plan.

Documentation	The documents evidencing the foregoing shall be in form and substance satisfactory to the Noteholders’ Committee.

Conditions to Effectiveness

This term sheet shall become effective only after (a) the approval of the Company’s Board of Directors and (b) the execution and delivery to the Company of lock-up agreements by the holders of two-thirds in principal amount of the Notes that bind any subsequent holders of those Notes to the terms of this term sheet and the lock-up agreement.

Appendix A

Terms of New Senior Notes

Principal Amount:	$55,000,000

Term :	Five (5) Years.

Interest:

•     Payable semi-annually

•     First four coupon payments, at the option of the Company:

•      8% annual interest if paid in cash, or

•      10% annual interest if paid in kind in additional New Senior Notes

•     Subsequent coupon payments paid in cash at a 10% annual rate.

Conversion :	Each $1000 principal amount of New Senior Notes shall be convertible into 10 shares of New Common Stock.

Conversion not permitted during any period that Company makes or has option of making PIK coupon payments on New Senior Notes, unless conversion is agreed to by a majority of the Company’s Board of Directors (including the CEO in his capacity as a director) and 75% or more of the outstanding principal amount of New Senior Notes.

Class Conversion :

If 75% or more of the outstanding principal amount of New Senior Notes vote to convert the New Senior Notes into shares of New Common Stock, then all of the outstanding New Senior Notes shall be automatically converted on the same terms.

Redemption by Issuer :

The New Senior Notes shall be redeemable by the Company at any time at a price equal to 100% of the principal amount plus any accrued and unpaid interest. The New Senior Notes shall be redeemable in part by the Company at any time in increments of no less than $10,000,000 principal amount, with the New Senior Notes subject to redemption being redeemed ratably from all holders.

Security :

The New Senior Notes shall receive liens in all of the assets and property of the Company, junior only to the liens granted to secure the indebtedness under or provided for in the Exit Financing Facility.The intercreditor agreement governing the rights of the lenders under the Exit Financing Facility and the holders of the New Senior Notes shall be acceptable to the Noteholders Committee.

Covenants :	Covenants to be agreed on by the Noteholders Committee and the Company.